Exhibit 99.1

ParaZero Secured Full Scale Production Capacity to Support Growing Demand for DefendAir Counter-Drone Systems

New production line is designed to strengthen ParaZero’s manufacturing, assembly, and delivery capabilities for its DefendAir product family

Kfar Saba, Israel, May 29, 2026 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (“ParaZero” or the “Company”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems industry, today announced that it has has engaged with a subcontractor to support the full-scale production of its DefendAir net pod systems, strengthening the Company’s ability to respond to growing demand in the counter-UAS market. The engagement is expected to provide ParaZero with production capacity for thousands of units annually.

The production line will include manufacturing, assembly, and delivery processes intended to improve production efficiency and support ParaZero’s ability to meet current market demand. The production line is expected to assist the company in improving delivery capabilities while supporting the production of DefendAir systems across multiple configurations, including man-operated and autonomous applications. ParaZero established the new production line as part of its ongoing efforts to strengthen operational readiness and support future order flow for its DefendAir product family.

“This production scale-up marks an important operational milestone for ParaZero,” said Ariel Alon, CEO of ParaZero. “As demand for physical counter-drone interception solutions continues to grow, securing scalable production capacity is critical to our ability to deliver DefendAir systems to customers and partners.”

DefendAir is ParaZero’s counter-UAS solution designed to provide a physical interception layer against hostile drones. Using the Company’s patented net-launching technology, DefendAir enables non-explosive interception and is intended to support defense, law enforcement, homeland security, and critical infrastructure protection missions.

The Company believes the new production line will support its ability to respond to increasing market interest in practical, deployable counter-UAS solutions and further strengthen ParaZero’s position in the growing drone defense market.

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry. Founded in 2014 by aviation professionals and drone industry veterans, ParaZero is a recognized leader in advanced drone technologies, supporting commercial, industrial, and governmental operations worldwide. The company’s product portfolio includes SafeAir, an autonomous parachute recovery system designed for aerial safety and regulatory compliance; DefendAir, a counter-UAS net-launching platform for protection against hostile drones in both battlefield and urban environments; and DropAir, a precision aerial delivery system. ParaZero’s mission is to redefine the boundaries of aerial operations with intelligent, mission-ready systems that enhance safety, scalability, and security. For more information, visit https://parazero.com.

info@parazero.com | www.parazero.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Forward-looking statements contained in this press release include, but are not limited to, statements regarding ParaZero’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. The Company  is using forward-looking statements in this press release when it discusses how the engagement with the production subcontractor is expected to provide ParaZero with production capacity for thousands of units annually, the growing demand in the counter-UAS market and ParaZero’s ability to respond to such demand, supporting future order flow for its DefendAir product family, its ability to deliver DefendAir systems to customers and partners as demand for physical counter-drone interception solutions continues to grow and its belief that the new production line will support its ability to respond to increasing market interest in practical, deployable counter-UAS solutions and further strengthen ParaZero’s position in the growing drone defense market. and international defense markets. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 26, 2026. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty

Adi and Michal PR-IR

michal@efraty.com

info@parazero.com | www.parazero.com